Exhibit 99.1

NANO DIMENSION LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Nano Dimension Ltd. (the “Company”) will be held at the offices of the Company at 2 Ilan Ramon, Ness Ziona 7403635, Israel (the “Company’s Registered Address”), on June 7, 2022, at 1:00pm, Israel time.

The Meeting is being called for the following purposes:

1.	To re-appoint Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent auditor firm of the Company until the next annual general meeting of the shareholders, and to authorize the Company’s Board of Directors to determine their compensation until the next annual general meeting;

2.	To re-elect Messrs. Simon Anthony-Fried, Mr. Roni Kleinfeld, and J. Christopher Moran as Class II directors for a three-year term;

3.	To approve an update to the Company’s compensation policy; and

4.	Discussion regarding the Company’s financial statements and annual report for the year ended December 31, 2021.

Board Recommendation

Our board of directors (the “Board of Directors”) unanimously recommends that you vote in favor of all proposals, which are described in the attached Proxy Statement.

Record Date

Shareholders of record at the close of business on May 10, 2022 (the “Record Date”) are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Required Vote and Voting Procedures

Each of Proposals No. 1 and 2 to be presented at the Meeting require a Simple Majority, as defined in the Proxy Statement herein, of votes in person or by proxy at the Meeting.

Proposal No. 3 to be presented at the Meeting requires a Special Majority, as defined in the Proxy Statement herein, of votes in person or by proxy at the Meeting.

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares of a nominal value of NIS 5.00 each (“ADS”). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting for which the Board of Directors recommends a “FOR.”

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Israeli Companies Law, 5799-1999 regulations (proxy and positions statements), by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders holding Ordinary Shares may also (i) vote their shares in person at the Meeting by presenting a certificate of ownership that complies with the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760 – 2000, as amended, as proof of ownership of the shares on the Record Date, or (ii) send such certificate along with a duly executed proxy and including a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s Registered Address, Attention: Ms. Yael Sandler, not less than 48 hours prior to the Meeting. In addition, shareholders of record (other than the Bank of New York Mellon) can surrender their shares with the Bank of New York Mellon in order to convert such shares to ADSs and vote as a holder of ADSs with the Bank of New York Mellon, provided such shareholders of record complete such conversion and registration of said shares to ADSs with the Bank of New York Mellon prior to the Record Date. ADS holders should return their proxies by the date set forth on their voting instruction card.

ADS holders should return their proxies by the date set forth on their voting instruction form.

Sincerely,

Yoav Stern, Chairman of the Board of Directors

May 3, 2022

NANO DIMENSION LTD.

2 ILAN RAMON, NESS ZIONA, 7403635 ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

HELD ON JUNE 7, 2022

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Nano Dimension Ltd. (the “Company”) for use at the Company’s Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on June 7, 2022, at 1:00 pm, Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels 5.00 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the adjourned meeting shall be held on the same day, June 7, 2022, at 3:00 pm. Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matter for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), each of Proposals No. 1 and 2 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Pursuant to the Companies Law, Proposal No. 3 described hereinafter requires the affirmative vote of at least a majority of the votes of shareholders present and voting, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed 2% of the total voting rights in the Company (a “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that can direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Proposal 4 will not involve a vote by the shareholders and accordingly there is no proposed resolution.

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the meeting, to Ms. Yael Sandler, e-mail address: yael@nano-di.com, no later than May 10, 2022.

Shareholders or ADS holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Ms. Yael Sandler, at 2 Ilan Ramon, Ness Ziona, Israel. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (“SEC”) on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than May 27, 2022. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than June 2, 2022.

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s share capital and voting rights (12,870,655 Ordinary Shares), and whoever holds 5% of the Company’s share capital and voting rights is entitled to examine the Proxy Statement and voting material, according to applicable law.

It is noted that there may be changes on the agenda after publishing the Proxy, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov

PROPOSAL 1

TO RE-APPOINT SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS

(ISRAEL), A MEMBER OF KPMG INTERNATIONAL, AS INDEPENDENT PUBLIC

ACCOUNTANTS OF THE COMPANY

Under the Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International (“Somekh Chaikin”), as the Company’s independent auditor firm until the next annual general meeting and authorized the Company’s Board of Directors to determine their compensation until the next annual general meeting.

The Board of Directors believes that the re-appointment of Somekh Chaikin as the independent auditor of the Company is appropriate and in the best interest of the Company and its shareholders.

For additional information on the fees paid by the Company and its subsidiaries to Somekh Chaikin in each of the previous two fiscal years, please see Item 16C ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 31, 2022.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Somekh Chaikin as the Company’s independent auditor firm until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their compensation until the next annual general meeting.”

The re-appointment of Somekh Chaikin requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 2

ELECTION OF THE COMPANY’S CLASS II DIRECTORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association, the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Company’s Amended and Restated Articles of Association provide that the Company may have at least three and not more than twelve directors.

The Company’s Board of Directors currently consists of nine directors. The Company’s directors are divided into three classes with staggered three-year terms. Each class of directors consists, as practically as possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual general meeting of the Company’s shareholders, the re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires, unless he or she is removed by a vote of 70% of the total voting power of the Company’s shareholders at a general meeting of the Company’s shareholders, or upon the occurrence of certain events, in accordance with the Companies Law and the Company’s Amended and Restated Articles of Association.

Following the change in the classes according to the Company’s Articles of Associations as approved by the Board of Directors on April 25, 2022, the Company’s directors are divided among three classes as follows:

(i)	The Company’s Class I directors are Messrs. Amit Dror, Igal Rotem and Yoav Stern, whose current terms will expire at the Company’s 2024 annual general meeting of shareholders and upon the election (and qualification) of their respective successors;

(ii)	The Company’s Class II directors are Messrs. Simon Anthony-Fried, Roni Kleinfeld and J. Christopher Moran, whose current terms will expire at the Meeting; and

(iii)	The Company’s Class III directors are Messrs. Yaron Eitan, Oded Gera and Col. (Res.) Channa (Hanny) Caspi, whose current terms will expire at the Company’s 2023 annual general meeting of shareholders and upon the election (and qualification) of their respective successors.

The Company’s Board of Directors has approved the nomination of each of the following for re-election as a Class II director - Messrs. Simon Anthony-Fried, Roni Kleinfeld and J. Christopher Moran (the “Directors”). The Company’s Board of Directors recommends that shareholders re-elect each of the Directors as Class II directors, each for a three-year term. It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for one of them) will be voted for the re-election, as the case may be, of each nominee as a Class II director.

Each of the nominees, whose professional background is provided below, has advised the Company that they are willing, able and ready to serve as a Class II director if re-elected, as the case may be. Additionally, in accordance with the Companies Law, each of the nominees has certified to the Company that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of the Company, taking into account the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future election of either of the Directors.

In addition, the Nomination Committee and Board has determined that each of Messrs. Moran and Mr. Kleinfeld is independent under the Nasdaq listing standards.

Subject to the re-election of Messrs. Anthony-Fried, Kleinfeld and Moran, respectively, they will be entitled to indemnification and release letters as applicable and shall be covered by the Company’s directors and officers (“D&O”) insurance.

Set forth below is certain biographical information regarding the background and experience for each nominee:

Mr. Simon Anthony-Fried

Mr. Simon Anthony-Fried has served on the Company’s Board of Directors since August 2014. Mr. Anthony-Fried is one of the Company’s co-founders and served as the Company’s Chief Business Officer from August 2014 until December 2017. In January 2018, Mr. Anthony-Fried relocated to California, and was appointed as the President of the Company’s wholly owned subsidiary, Nano Dimension USA Inc. In June 2019, Mr. Anthony-Fried returned to Israel and served as the Company’s Chief Business Officer until December 2019. Mr. Anthony-Fried was a co-founder of Diesse Solutions Ltd., a project management, risk and marketing consultancy, and served as its chief executive officer from 2004 to 2014. He has worked as a risk management and corporate governance consultant to the Financial Services Authority in the United Kingdom and as a senior strategy consultant at Monitor Company, a Boston based boutique strategy consulting firm from 2000 to 2002. Mr. Anthony-Fried has a background that covers marketing and sales strategy, management, business development, financial services regulation, fundraising and c-suite consulting. Mr. Anthony-Fried has worked extensively on global projects in both the B2B and B2C markets driving significant strategic change to global marketing organizations. He also currently serves as a director of the Milk & Honey Distillery Ltd. Mr. Anthony-Fried holds a B.Sc. in Experimental Psychology from University College London, an M.Sc. in Judgment and Risk from Oxford University and an M.B.A. from SDA Bocconi in Milan.

Mr. Roni Kleinfeld

Mr. Roni Kleinfeld has served on the Company’s Board of Directors since November 2012. He has over 25 year experience as a chief executive officer in public and private companies. He was the CEO of Maariv Holdings Ltd. from 1993 to 2002, the CEO of Hed Artzi Records Ltd. from 2002 to 2007, the CEO of Maariv- Modiin Publishing House Ltd. from 2007 to 2010, and the CEO of OMI Ltd. from 2010 to 2011. Mr. Kleinfeld has also served as director of many companies over the past ten years, including: Excite Ltd. from April 2007 to April 2011, Makpel Ltd. from July 2007 to March 2010, Elbit Imaging Ltd. (Nasdaq: EMITF) since May 2010, Elran Ltd. from July 2010 to November 2016, Dancher Ltd. from April 2012 to January 2014, Mendelson Ltd. from 2012 to December 2016, White Smoke Ltd. since June 2012, Edri – El Ltd. since July 2015 and Cofix Group Ltd. since April 2015, and Luzon Group since January 2017. Mr. Kleinfeld has a B.A. in economics from the Hebrew University in Jerusalem.

Mr. J. Christopher Moran

Mr. J. Christopher Moran has served on the Company’s Board of Directors since February 2020. He is a Vice-President of Lockheed Martin Corporation and the Executive Director and General Manager of Lockheed Martin Ventures, the venture capital investment arm of Lockheed Martin Corporation. Mr. Moran is responsible for leading the Lockheed Martin Corporation’s investments in small technology companies which support Lockheed Martin Corporation’s strategic business objectives. Prior to joining Lockheed Martin Corporation, Mr. Moran served in a variety of increasingly responsible positions at Applied Materials, Inc., Santa Clara, CA. Most recently, he was the head of the Business Systems and Analytics group in the Applied Global Services Organization. He was with Applied for over 32 years, including as the head of Corporate Strategy and the General Manager of Applied Ventures LLC, the strategic investing arm of Applied Materials. Mr. Moran is a graduate of the Massachusetts Institute of Technology where he obtained both his Bachelor and Master’s degrees in mechanical engineering.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED, to re-elect Mr. Simon Anthony-Fried as a Class II director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to re-elect Mr. Roni Kleinfeld as a Class II director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to re-elect Mr. J. Christopher Moran as a Class II director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

The election of each director shall be voted upon separately.

The appointment of each Class II Director requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the re-election of each of the Directors.

PROPOSAL 3

APPROVAL OF AN UPDATE TO THE COMPANY’S COMPENSATION POLICY

The Company’s current compensation policy was approved by the Compensation Committee and the Board of Directors on May 10, 2020, and May 13, 2020, respectively, and finally by the Company’s general meeting of shareholders on July 7, 2020, for a period of three (3) years (the “Current Policy”).

According to the Companies Law, the Board of Directors should examine and review from time to time the compensation policy and the need to change its metrics to fit the Company’s goals, business plan, long term strategy, the Company’s size and the nature of its activity, all in order to create better incentives to the Company’s executives (directors and officers).

On April 28, 2022, the Compensation Committee and, on May 2, 2022, the Board of Directors reviewed in depth the terms and metrics of the Current Policy, and decided that due to the changes in the Company’s size and the nature of its activity in the past two years, it’s in the best interest of the Company to amend the Current Policy (the “Amended Compensation Policy”), mainly due to the following reasons:

The Current Policy, which was approved in July 2020, fitted the Company’s size and business characteristics in 2020:

o	Less than 100 employees
o	One main office in Israel and two small offices in the United States and Hong Kong, (approximately 70 employees in Israel and less than 10 employees in each of Hong Kong and the United States)
o	The coronavirus working environment, including layoffs and reduction of salaries
o	Most of the directors on the Board of Directors had only local (Israeli) experience

The Amended Compensation Policy will meet the current and future needs of the Company’s legal and business environment.

As of May 2022:

o	Quarterly revenue run rate based on the first quarter of 2022 estimated results is up by 1396 % compared to the first quarter of 2020
o	Above 500 employees and a growing work force
o	Four acquisitions were completed during April 2021 to January 2022, adding operations in the United Kingdom, the United States, Australia, Germany, Switzerland and Israel.
o	A main material R&D facility is being open in Germany.
o	The Company is in advanced searches for more acquisitions in the United States, Europe and Asia-Pacific
o	The United Kingdom, Germany, the United States, Hong Kong, Australia and Switzerland labor environment
o	Recurring challenges of recruitment and maintaining executives and employees, against labor-competition.
o	Board of Directors is restructured and includes businesspeople with proper international background, which fits the Company’s current status, 6 of which have joined over the last 24 months

All the advancements from 2020 to 2022 as described above, have changed the compensation needs of the Company’s officers as well as directors. The proposed Amended Compensation Policy will allow the Company to recruit executives in all relevant countries and to pay competitive salaries and therefore is expected to enhance the Company’s business growth pace.

The Amended Compensation Policy is attached in Exhibit A to the Proxy Statement.

In considering the Amended Compensation Policy, the Compensation Committee and the Board of Directors evaluated the information provided by the Company’s management and determined that the maximum annual base salary cost, the maximum allowed lump sum sign up bonus, directors and officers annual premium, maximum allowed annual performance bonus, maximum allowed commissions as well as equity grant for directors, are relatively low in relation to the Company’s size, growth pace and global presence, and therefore the Amended Compensation Policy would reflect a more appropriate potential reward for the Company’s directors and officers. Specifically, it will allow the Company to upgrade its workforce to the level needed by its size and status.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an update to the Company’s compensation policy”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate if you are a controlling shareholder or have a personal interest in this proposal. If you indicate this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760 - 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at Ilan Ramon 2, Ness Ziona.

PROPOSAL 4

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2021, to the Company’s shareholders.

The financial statements and annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 31, 2022, are available on the Company’s website at the following address:

https://investors.nano-di.com/financial-info

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2021.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTER SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 3, 2022. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MAY 3, 2022, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

NANO DIMENSION LTD.

Yoav Stern, Chairman of the Board of Directors

NANO DIMENSION LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints, Mr. Yoav Stern, Chief Executive Officer and Chairman of the Board, and Ms. Yael Sandler, Chief Financial Officer, and each of them, as agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Nano Dimension Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company at 2 Ilan Ramon, Ness Ziona 7403635, Israel, on June 7, 2022, at 1:00 pm, Israel time, and at any adjournments or postponements thereof, upon the following matter, which is more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

NANO DIMENSTION LTD.

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: June 7, 2022

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Somekh Chaikin as the Company’s independent auditor firm until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their compensation until the next annual general meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.
2a	To re-elect Mr. Simon Anthony-Fried as a Class II director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2b	To re-elect Mr. Roni Kleinfeld as a Class II director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2c	To re-elect Mr. J. Christopher Moran as a Class II director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve an update to the Company’s compensation policy.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3a.	Do you confirm that you are a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 3?*

A “controlling shareholder” is any shareholder that can direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

“Personal interest” is defined under the Israeli Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

*	If you indicate YES for this item 3a, YOUR SHARES WILL NOT BE COUNTED for vote on Proposal No. 3.

	☐	YES I Am/We Are controlling shareholder of the Company and/or have a personal interest in Proposal No. 3.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

_____________	_____________	_____________, 2022
NAME	SIGNATURE	DATE

_____________	_____________	_____________, 2022
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Exhibit A

Amended Compensation Policy

NANO DIMENSION LTD.

AMENDED AND RESTATED EXECUTIVE OFFICERS COMPENSATION POLICY

1.	PREAMBLE

This Executive Compensation Policy (the “Policy”) of Nano Dimension Ltd. (the “Company”) is adopted in accordance with the requirements and limitations set forth in the Israeli Companies Law, 5759-1999 (the “Companies Law”). This Policy applies to all the Company’s Office Holders, as such term is defined in the Companies Law (hereinafter referred to as the “Executives”).

The Policy refers to the terms of compensation of the Company’s Executives and the termination terms thereof.

2.	PURPOSE

The purpose of this Policy is to set rules and guidelines with respect to the Company’s compensation strategy for Executives designed to retain and attract highly qualified Executives by providing competitive compensation (within the Company’s ability to fund compensation based on its financial resources), while creating appropriate incentives considering, inter alia, risk management factors arising from the business of the Company, the size of the Company (including without limitation, its sales volume and number of employees), the nature of its business and its then current cash flow situation, in order to promote the Company’s long-term goals, work plan, policies and the interests of the shareholders of the Company.

This Policy is also designed to allow the Company to create a full compensation package for each of its Executives based on common principles, considering the experience of each of the Executives, as well as the characteristics of their respective position and their performance.

With respect to variable compensation components, the Policy is designed to allow the Company to consider each Executive’s contribution in achieving the Company’s short-term and long-term strategic goals and in maximizing its profits from long-term perspective and in accordance with the Executive’s position.

By setting this Policy, the Company intends to increase the sense of solidarity of Executives with the Company and its activities, to increase the Executives’ motivation to advance the long-term business of the Company and to make it more innovative, efficient and profitable; and to achieve higher levels of performance by Executives, while rewarding Executives for their efforts, and enabling the Company to retain and attract highly skilled qualitative human capital within or to the Company.

For the avoidance of doubt, it is hereby clarified that nothing herein shall change any previous agreement of the Company with any of the Company’s Executives that was approved by the Board of Directors and/or the Shareholders of the Company prior to this policy becoming effective.

3.	OVERVIEW OF EXECUTIVES’ COMPENSATION COMPONENTS

a)

Directors – Non-Employee Directors, including External Directors (if any) and Independent Directors, shall receive compensation in the form of long-term equity-based incentive through the Company’s incentive option plan(s), as well as reimbursement of expenses incurred by them in the performance of their duties as shall be determined and approved by the Company’s Compensation Committee (the “Compensation Committee”), the Board of Directors (the “Board”) and by the General Meeting of Shareholders (the “General Meeting”) (to the extent required by law), and shall not exceed the maximum amounts set in accordance the Companies Regulations (Rules on Compensation and Expenses of External Directors), 5760-2000 (the “Compensation Regulations”).

This paragraph 3.a) does not include Directors who are serving as full time employees in the company.

b)	Chief Executive Officer – The compensation of the Company’s Chief Executive Officers (the “CEO”) shall include a base salary, reimbursement of expenses incurred by him or her in the performance of his or her duties, performance bonus, compensation in equity and other social benefits usually granted to CEOs in similar industries within the territories (USA, UK, Switzerland, Germany, Israel) where the executive resides permanently or a combination of territories where he spends most of his time, with periodical adjustments to the different currencies’ exchange rates as needed, which shall be described further in this Policy. Such compensation, including performance targets and the maximum variable components of the CEO, shall be approved by the requisite corporate body in accordance with the Companies Law.

c)

Executives Subordinate reporting directly to the CEO (the “Subordinate Executives”) – The compensation of the Company’s Subordinate Executives shall include a base salary, reimbursement of expenses incurred by them in the performance of their duties, performance bonus, compensation in equity and other social benefits usually granted to Executives in similar industries within the territories (USA, UK, Switzerland, Germany, Israel) where the executive resides permanently or a combination of territories where they spend most of their time, with periodical adjustments to the different currencies’ exchange rates as needed, which shall be described further in this Policy. Such compensation, including performance targets and the maximum variable components payable to each Subordinate Executive, shall be presented and recommended by Company’s management and approved by the requisite corporate body in accordance with the Companies Law.

4.	GENERAL CONSIDERATIONS

While setting the compensation of each of the Executives, the Compensation Committee and the Board shall consider and refer to the following criteria, in accordance with the Companies Law:

a)	The Executive’s education, skills, expertise, professional experience and achievements;

b)	The Executive’s position, responsibilities and his or her previous compensation arrangements;

c)	Executive’s expected contributions to the future growth and profitability of the Company;

d)	If the employment terms include variable components – the possibility of reducing such variable components at the discretion of the Board and the possibility of setting a limit to the realizable value of variable components of equity which are non-cash disposed;

e)	The employment terms may include a severance arrangement which will take into consideration the circumstances of the Executive retirement.

Without derogating from the foregoing general criteria, the Compensation Committee and the Board may consider additional benchmark information, as shall be required and available from time to time.

5.	FIXED COMPENSATION

5.1. BASE SALARY

a)	Directors – Non-Employee Directors, including External Directors (if any) and Independent Directors, shall receive compensation in the form of long-term equity-based incentive through the Company’s incentive option plan(s), as well as reimbursement of expenses incurred by them in performance of their duties as shall be determined and approved by the Compensation Committee, the Board and the General Meeting (to the extent required by law), and shall not exceed the maximum amounts set in accordance the Companies Regulations (Rules on Compensation and Expenses of External Directors), 5760-2000 (the “Compensation Regulations”).

b)	Chief Executive Officer – The CEO shall receive a base salary and reimbursement of expenses incurred in performance of his/her duties (where the Company may issue him/her credit or debit cards to cover such expenses), as shall be determined and approved by the Board and by any other requisite organs, in accordance with the Companies Law. The CEO’s base salary shall be designed to reward the CEO for the time and effort spent by him or her in the performance of his or her tasks and duties in the day-to-day management of the Company and shall be targeted to be competitive within the marketplace in which the Company competes. The base salary shall reflect the skills of the CEO such as education, expertise, professional experience and achievements, while considering his or her responsibilities and the requirements derived from the position.

c)	Subordinate Executives – The Subordinate Executives shall receive a base salary and reimbursement of expenses incurred in performance of their duties (where the Company may issue them credit or debit cards to cover such expenses), as shall be determined and approved by the Board. Subordinate Executive’s base salary shall be designed to reward the Subordinate Executive for the time and effort spent by him or her in the performance of his or her tasks and his day-to-day duties and shall be targeted to be competitive within the marketplace in which the Company competes. The base salary shall reflect the skills of the Subordinate Executive, such as education, expertise, professional experience and achievements, while considering his or her responsibilities and the requirements derived from his or her position.

d)	Set forth below is the maximum annual base salary cost for the CEO and Subordinate Executives:

Position	Maximum Annual Salary Cost (Israel based)	Maximum Annual Salary Cost (Non-Israel based)
CEO	NIS 3,960,000	$1,200,000
Subordinate Executive	NIS 2,640,000	$800,000

e)	Subject to the Maximum Annual Salary Cost in section (d) above, the Compensation Committee and the Board shall be entitled at their own discretion to change the compensation of any of the Executives by up to 30% of the previously approved compensation of said Executive (the “Non-Material Change”).

f)	Without derogating from the provisions of Section 5.1.e above, as long as the Subordinate Executive’s annual base salary cost does not exceed the Maximum Annual Salary Cost (for Israeli based, or non-Israel based, as the case may be), a Non-Material Change to the compensation terms of the Subordinate Executives can be approved solely by the CEO and shall not require the Compensation Committee’s approval.

5.2. A LUMP SUM SIGN UP BONUS

All Executives, excluding Non-Employee Directors, may be incentivized through lump sum sign up cash bonuses, designed to attract skilled and experienced executives in a competitive industry environment. The lump sum sign -up bonus shall not exceed NIS 1,300,000 for Israeli based executives and $400,000 for non-Israel based executives and shall not be calculated as part of the Executive’s fixed compensation.

5.3. ADDITIONAL BENEFITS

Executives, excluding Non-Employee Directors, shall be entitled to any and all basic social benefits provided by the applicable Israeli Law, including, among others and without limitation, advance notice period for termination of employment, annual leave, sickness leave, pension and/or managers insurance, education fund, convalescence payments (d’mei avraha) and severance payments.

In addition to these benefits, the Executives may be entitled at Company’s account to other industry standards benefits and insurances, such as all or any of the following benefits:

a)	Some social, incidental benefits (such as: pension and long term savings, life insurance, severance pay, vacation and sick leave) and prior termination notice are mandatory according to different local legislation, where some are provided according to market conventions and enable the Company to compete in the relevant labor market (such as education funds and company car in Israel) and others are meant to complement the base salary and compensate the Executives for expenses caused in connection with their job requirements (such as: travel expenses or allowances). To comply with the foregoing, the Company adopts the following compensation terms:

i.	The Company will provide all Executives with pension, long term disability and life insurance according to local practices and legislation and shall make such payments, contributions and deductions as required under applicable law and as customary for companies such as the Company. In Israel, the Company will provide all Executives educational fund (keren hishtalmut) as well.

ii.	The Company may subsidize Company cars for Executives (and gross up taxes in connection therewith).

iii.	The Company may provide all Executives with mobile phones for their use and will bear all taxes related to the use of the phone according to local legislation.

iv.	The Company may cover any reasonable costs associated with an Executive’s permanent move to a location decided by Company.

v.	Each Executive will be entitled to annual vacation according to prevailing Company procedures and policies, taking into consideration any relevant prior tenure and local legislation.

vi.	Each Executive will be entitled to sick leave according to Company procedures and any relevant local legislation.

vii.	Each Executive will be entitled to any additional benefits and perquisites according to Company procedures and any relevant local legislation.

viii.

Executives may be entitled to an unconditional advance notice period prior to Company termination of employer/employee relations (where Company may waive the actual work of Executives during the advance notice period) according to the following table:

Position	Months
CEO, COO, and all C-level executives	Up to 18 months
Vice President (“VPs”) and other Executives	Up to 8 months

ix.

Without derogating from the advance notice period above and in addition thereto, the Company, with the approval of the Compensation Committee, will be authorized to approve severance pay of, including special consideration for confidentiality and non-competition undertakings upon termination of employment.

b)	All Executives, including Non-Employee Directors, shall be entitled to coverage by a D&O insurance policy and to receive from the Company an exemption and indemnification letter reflecting maximum indemnification and exemption in accordance with applicable law, as shall be approved from time to time in accordance with the Companies Law, if any. The Company shall be entitled to purchase a D&O insurance policy for the Executives currently in office and other Executives as may be elected and/or appointed from time to time, serving from time to time, including those who are controlling shareholders in the Company and their relatives (as such terms are defined in the Companies Law), with an annual coverage of up to $30,000,000 and an annual premium of up to $1,500,000, provided that the terms of engagement are in arm’s length and that such engagement is not expected to have a material effect on the Company’s profitability, assets or liabilities.

c)	All Executives, including Non-Employee Directors, shall be entitled to coverage by a POSI insurance policy (Public Offering of Securities Insurance). The maximal coverage for a POSI insurance policy that will supplement the insurance coverage for events that were not taken into account at the time of purchasing the insurance policy (such as a share offering, share offering in a foreign stock exchange, financing, or publication of a prospectus, etc.) shall not exceed $30,000,000 and an annual premium of up to $100,000, provided that the terms of engagement are at arm’s length and that such engagement is not expected to have a material effect on the Company’s profitability, assets or liabilities.

6.	VARIABLE COMPENSATION

6.1. GENERAL

Executives, other than Non-Employee Directors, may be incentivized through cash bonuses, designed to reward the Executives for personal achievement, reflecting his or her contribution to achieve the Company’s goals. Such incentives will be made through an annual program that defines performance targets based on the role and scope of each Executive. Actual payments are driven by the business and individual performance and achievement vis-à-vis the performance targets set at the beginning of the year and no later than the publication of the Annual financial statements of the Company, with upside potential tied to achieving budgeted performance.

All Executives, including Non-Employee Directors, may be additionally incentivized by a long-term equity-based incentive through the Company’s incentive option and RSU plan(s), designed to create a proximate interests of maximizing shareholder value, as reflected in the increase in the value of Company’s shares, and provide the Executives with a stake in the Company’s success, thus linking the Executives’ long-term financial interests with the interests of the Company’s shareholders and shareholders’ value.

In determining the said annual performance targets for Executives and the cash bonus and long-term equity-based incentives payable to each Executive as aforementioned, consideration should be given to promote the Company’s long-term goals and to ensure that at least with respect to the CEO a material portion of the variable components be determined based on measurable criteria. Additional portion of the variable components (and with respect to Subordinate Executives, up to the entire portion of the variable components) may be based on non-measurable criteria considering the Executives’ contribution to the Company.

While determining the Executives performance targets, the Company may take into consideration diverse parameters such as, without limitation, sales of products, execution of commercial cooperation deals, new products, commencement of a revenue stream, realization of expense budget targets or cash flow, financial results, efficiency metrics, shareholders value, execution of projects, attainment of milestones, etc.

6.2. ANNUAL PERFORMANCE BONUS

6.2.1.	Payment of the annual performance bonus (the “Bonus”) to Executives, other than Non-Employee Directors, shall be tied to long-term corporate performance, rather than short-term stock market performance, with the goal of eliminating abuses resulting from a short-term focus.

6.2.2.	Such Bonus shall be made in accordance with each Executive’s performance targets and based, among others, upon some or all the following factors:

a)	The Company’s achievement some or all financial performance metrics, consisting of annual revenue targets, earnings before interest, taxes, depreciation and amortization target and free cash flow target, each based on the Company’s annual budget (to be approved by the Board);

b)	Achievement of the Executive defined Management by Objectives (“MBOs”) which will be determined by the CEO with respect to the Subordinate Executive. Achievement of the CEO defined by Measurable Management by Objectives (“MMBOs”), as defined in advance by the Compensation Committee and the Board with respect to the CEO, for the following year, by the time the Board approves the annual financial statements of the past year; and

c)	Discretionary and based upon achievement of the Executive performance goals, which shall be determined by the CEO with respect to the Subordinate Executive and by the Compensation Committee and the Board with respect to the CEO, considering tangible and intangible performance factors as it deems appropriate, including the Executive’s relative contribution to the Company.

6.2.3.	In defining the Bonus, the Company shall consider the weight and percentage of each of the factors for the calculation of the Bonus as prescribed in the following table, regarding all Executives in the Company (CEO, CFO, VP of Sales and others).

Position	Financial Factors	Defined MBOs	Discretionary
CEO, CFO	50-100%	up to 50%	up to 25%[2]
Other Executives	0-100%	up to 100%	up to 25%

6.2.3.	Notwithstanding sections 6.2.1 through 6.2.3, the Company shall be entitled to determine, that the entire Bonus for a Subordinate Executives be discretionary, while considering the Subordinate Executives’ contributions to the Company, provided that the cash Bonus amount does not exceed 12 gross base monthly salaries of the said Subordinate Executive and subject to the variable compensation limitations specified in Section 8 below.

6.2.4.	Payment of the annual Bonus (if any) will be made within 30 days after the publication of the financial statements for the year for which the Bonus is paid, unless the Executive’s employment is terminated prior to such date, in which case the Compensation Committee and the Board of Director may make appropriate adjustments, which may include payment at any time before the publication of the financial statements. Any such bonus may be paid in cash in a single lump sum or by equity compensation, or a combination of both[3].

6.2.5.	The Executives annual cash Bonus shall not exceed the following amounts:

a)	CEO - the aggregate amount equivalent to 18 gross base monthly salaries of the CEO.

b)	Other Executives - the aggregate amount equivalent to 12 gross base monthly salaries of the respective Executive.

6.3. SPECIAL BONUS

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a special bonus (beyond the Annual Performance Bonus, as described in Section 6.2 above), to an officer of the Company in respect of special efforts performed by the officer and/or in respect of the significant contribution of the officer to the Company’s operations, provided that the special bonus, together with the discretionary factor of the Annual Performance Bonus, shall not exceed eight (8) monthly base salaries (the “Special Bonus”). The Special Bonus is separate from the annual bonus. An approval of a Special Bonus to the CEO, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of the Special Bonus does not exceed 12 monthly salaries, provided that the CEO is not a director of the Company.

[2]	Subject to Section 8 below.

[3]	If a Bonus is paid to the CEO with respect to the achievement of MBOs, the Company shall provide disclosure of the CEO’s achievement of such MBOs.

6.4 COMMISSIONS

The CEO may decide to grant Israeli and/or non-Israeli Subordinate Executives that are providing services of sales, marketing and/or business development for the Company, with commissions, as shall be determined in their employment agreement (the “Sales Executives” and “Commission”, respectively). The purpose of granting Commissions to Sales Executives is to incentivize Sales Executives to increase the amount of sales of Company’s products. For each Sales Executive, the aggregate amount of Commissions paid by the Company in each calendar year shall be up to 12% of the Company’s income from sales, and in any case, the amount paid for each Sales Executive shall not exceed $1,000,000. The Commissions will be paid on either a monthly or quarterly basis. The maximum amount of Commissions shall be considered from time to time considering the Company’s operation.

The Commission paid to a Sales Executive shall be separate from the Bonus and/or Special Bonus given to them, or instead of Bonus and/or Special Bonus, as decided in each case by the CEO. shall be limited by the ratio between the fixed compensation and variable compensation, as further specified in section 8 herein.

6.5. EQUITY BASED INCENTIVES

Equity-based compensation may be granted to Executives, subject to the Company incentive option and RSUs plan, as may be in effect from time to time (collectively, the “Equity Incentive Plans”), in any form permitted under such plans, including stock options and/or RSUs. Such Equity Incentive Plans will be designed to allow non-required shareholders dilution on the one hand, yet to provide a long-term retention tool and spreading the risk for gain, on the other hand.

All equity-based incentives granted to Executives shall be subject to vesting over a vesting period of up to five (5) years in order to promote long-term retention of the awarded Executives and may be further subject to full acceleration upon a change of control event, if determined and approved by the Compensation Committee and the Board. Unless otherwise determined in a specific share option and/or RSUs award agreement and unless accelerated upon a change of control event (according to Companies law), options/RSUs grants to Executives shall be exercisable according to a Vesting Schedule (“VS”). The VS of the options/RSUs per individual grantee of the Subordinate Executives will be as per the CEOs decision, spread over the vesting period in equal or non-equal quantities, through equal or non-equal periods as per CEO’s decision. Unless otherwise determined in a specific share option award agreement, the exercise price of the equity-based compensation, in case of options, shall be calculated according to the average closing price of the Company’s Ordinary Shares represented by American Depository Shares on the Nasdaq during the last 30 trading days prior to the date of grant. For the avoidance of any doubt, as further specified in the Company’s Equity Incentive Plans, ungranted equity -based compensation for Executives and/or employees, shall not exceed 20% of the Company’s fully diluted share capital. With approval of the compensation committee and the board of directors, the company can decide to replace existing Options with RSUs or existing options with other Options, in different quantities of RSUs and/or Options as well as with different vesting periods and/or exercise price or in different quantities or RSUs and/or Options.

The Equity-based compensation granted to an Executive in each 12-month period shall not exceed at the date of the grant, the aggregate amount of five thousand percent (5000%) (fifty times) of the cost of the Executive’s annual salary, including benefits, calculated by the Black & Scholes model. as the vesting will be per the specific agreement with the executive.

6.6 ANNUAL EQUITY-BASED PLAN FOR COMPANY’S NON-EXECUTIVE DIRECTORS

An annual equity-based plan to purchase Ordinary Shares by non-executive directors under the Company’s Employee Stock Option Plan (2015) (the “Plan”), will be allowed, as follows:

6.6.1 Annual Grant for non-executive board members

By the end of each twelve (12) months, starting at the date of the first annual meeting to be held in 2022, all non-executive directors who are members of the Board of Directors at this time, shall be entitled to a certain amount of restricted share units (“RSUs”) to be vested into Ordinary Shares of the Company, as follows (the “Annual Grant”):

(i)	For each non-executive member of the Board of Directors- 10,000 RSUs.

or

(ii)	For a non-executive chairman of the Board of Directors- 30,000 RSUs.

In addition to (i) or (ii), as applicable:

(iii)	For a non-executive chairman of each committee of the Board of Directors- additional 10,000 RSUs, for each committee.

or

(iv)	For a non-executive committee member of each committee of the Board of Directors- additional 3,000 RSUs for each committee.

6.6.2 One-Time Grant for new non-executive directors appointed by the Board of Directors or first elected by the Annual General Meeting of shareholders

As of the date of first election/appointment of the non-executive director, he or she shall be entitled to a one-time grant of certain amount of RSUs to be vested into Ordinary Shares of the Company, as follows (the “One-Time Grant”):

(i)	For each new non-executive director– 30,000 RSUs.

or

(ii)	For a new non-executive chairman of the Board- 70,000 RSUs.

In addition to (i) or (ii), as applicable:

(iii)	For new non-executive chairman of each committee of the Board of Directors- additional 25,000 RSUs for each committee.

or

(iv)	For new non-executive member of each committee of the Board of Directors- additional 5,000 RSUs for each committee.

In case a non-executive director ceases any of his or her duties as mentioned above, the unvested RSUs which were granted to him or her for his or her duty will expire immediately. Any Annual Grant or One-Time Grant will be subject to standard three-year vesting under the Plan; 1/3 of the amount of the RSUs granted to each non-executive director shall vest on each anniversary following the date of grant (as applicable).

The Annual Grant and the One-Time Grant are referred to together as the: “Annual Equity-based Plan”.

7.	Inter-Company Compensation Ratio

The Compensation Committee and the Board have examined the ratio between the annual salary of Executives and the average and median salary of the other employees of the Company. The Company has decided that the ratio between the compensation of the Israeli Executives to the average and median salary of the rest of the employees in the Company will not be higher than 50 times, and the ratio between the compensation of the non- Israeli Executives to the average and median salary of the rest of the employees in the Company will not be higher than 50 times. The Compensation Committee and the Board consider the intercompany compensation ratio should be reasonable, fair and appropriate, in commensuration with labor market conditions in specific territory where the Executive and/or employees reside, taking into account the senior position of the Executives and their scope of responsibilities and believe it will not have a negative impact on work relations in the Company.

8.	RATIO BETWEEN FIXED COMPENSTION AND VARIABLE COMPENSATION

Unless otherwise determined in a specific Executive employment agreement (to be approved by the Board), the maximum value of the variable compensation components shall be up to 500% of each Executive’s total fixed compensation package on an annual basis.

The total variable compensation, for each Executive, in one calendar year (including the lump sum sign up bonus in section 5.1, the annual bonus in section 6.2) and any other compensation that is deemed as variable compensation, shall not exceed the above-mentioned limitation in this section 8. Moreover, the total discretionary compensation of the CEO in one calendar year (including the lump sum sign up bonus in section 5.1, and the discretionary component of the annual bonus in section 6.2) and any other compensation that is deemed to be discretionary compensation, shall not exceed the aggregate amount equivalent to 24 gross base monthly salaries of the CEO.

9.	RECOUPMENT POLICY

The Company may seek reimbursement of all, or a portion of any compensation paid to an Executive based on financial data included in Company’s financial statements in any fiscal year that are found to be inaccurate and are subsequently restated.

In any such event, Company will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

10.	EXCHANGE RATES

Monetary amounts in this Policy are quoted in $/NIS, yet subject to the applicable currency exchange rates. According to the relative time an Executive spends in different territories and geographies, periodical adjustments to the different currencies’ exchange rates will be applied, subject to approval of compensation committee when it is related to the CEO, and as needed as those exchange rates relate to certain payments due to the Executive which are approved but not originally quoted, while not in the currencies which fit the specific updated circumstances.

11.	REVIEW, RECOMMENDATION AND APPROVAL OF THE POLICY

The Compensation Committee shall review and evaluate this Policy from time to time, monitor its implementation, and recommend to the Board and the General Meeting to make any amendment or restatement to the Policy as it deems necessary from time to time.

Pursuant to the Companies Law, this Policy will be brought to the approval of the General Meeting, and once adopted, unless otherwise determined by the Board and the General Meeting, shall serve as the Company’s Policy for three years commencing as of its adoption by the General Meeting.

* * * * * *